Exhibit 99.1

December 16, 2022	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To:	All Canadian Securities Regulatory Authorities

NASDAQ Exchange

Subject: VERSUS SYSTEMS INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	January 11, 2023
Record Date for Voting (if applicable) :	January 11, 2023
Beneficial Ownership Determination Date :	January 11, 2023
Meeting Date :	February 15, 2023
Meeting Location (if available) :	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	92535P881	CA92535P8819

Sincerely,

Computershare

Agent for VERSUS SYSTEMS INC.